Exhibit (a)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
BladeLogic, Inc.
at
$28.00 Net Per Share
by
Bengal Acquisition Corporation
a wholly owned subsidiary of
BMC Software, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, BOSTON,
MASSACHUSETTS TIME, ON THURSDAY, APRIL 17, 2008, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Banks, Trust Companies and other Nominees:	March 21, 2008

Bengal Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of BMC Software, Inc., a Delaware corporation (“BMC”), and BMC have appointed Merrill Lynch & Co. to act as Dealer Manager in connection with the offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BladeLogic, Inc., a Delaware corporation (“BladeLogic”), at $28.00 per share, net to the seller in cash, without interest but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 21, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1. Offer to Purchase, dated March 21, 2008;

2. Letter of Transmittal to be used by stockholders of BladeLogic in accepting the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used);

3. The Letter to Stockholders of BladeLogic from the President and Chief Executive Officer of BladeLogic accompanied by BladeLogic’s Solicitation/Recommendation Statement on Schedule 14D-9;

4. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

5. Notice of Guaranteed Delivery with respect to the Shares.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not withdrawn before the expiration of the Offer, that number of Shares which, when added to any Shares already owned by BMC or any of its controlled subsidiaries, represents at least a majority of the Shares outstanding on a fully diluted basis (which means the total number of outstanding Shares plus the total number of Shares that are issuable upon the conversion or exercise of all BladeLogic stock options and other derivative securities regardless of the conversion or exercise price, vesting schedule or other terms and conditions thereof). The Offer is also subject to the satisfaction of certain other conditions set forth in the Offer to Purchase, including, among other conditions, any applicable waiting period or approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or other applicable foreign statutes or regulations shall have expired or been terminated or obtained. See Section 14 — “Conditions of the Offer” of the Offer to Purchase for a description of the conditions to the Offer.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, Boston, Massachusetts time, on Thursday, April 17, 2008, unless extended.

The board of directors of BladeLogic has unanimously (i) determined that the Merger Agreement, the Offer and the Merger (as defined below) are advisable and in the best interests of BladeLogic’s stockholders, (ii) approved the Offer and the Merger in accordance with the Delaware General Corporation Law, and (iii) approved the Merger Agreement and recommended that BladeLogic’s stockholders accept the Offer and tender their Shares in the Offer.

The Offer is being made according to the Agreement and Plan of Merger, dated as of March 17, 2008 (the “Merger Agreement”), by and among BMC, the Purchaser and BladeLogic under which, following the completion of the Offer and the satisfaction or waiver of certain conditions, including, if required, a vote of BladeLogic’s stockholders, the Purchaser will be merged with and into BladeLogic with BladeLogic surviving the merger as a wholly owned subsidiary of BMC (the “Merger”). As of the effective time of the Merger, each outstanding Share (other than Shares owned by BMC, the Purchaser or their subsidiaries or affiliates, or BladeLogic or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the price per Share paid in the Offer, payable to the holder in cash, without interest but subject to any applicable tax withholding, as set forth in the Merger Agreement and as described in the Offer to Purchase. The Merger Agreement provides that the Purchaser and BMC reserve the right to transfer or assign to any direct or indirect wholly-owned subsidiary of BMC any of their rights and obligations under the Merger Agreement (including the right to purchase Shares in the Offer), but only to the extent that Purchaser and BMC, as applicable, agree to remain liable for such subsidiary’s performance of the obligations under the Merger Agreement.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

Neither the Purchaser nor BMC will pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager and the Information Agent, as described in the Offer to Purchase) for soliciting tenders of Shares in the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to us as Dealer Manager at our address and telephone number set forth on the back cover of the enclosed Offer to Purchase. Requests for additional copies of the enclosed materials may be directed to MacKenzie Partners, Inc., the Information Agent, at the address appearing on the back page of the Offer to Purchase.

Very truly yours,

Merrill Lynch & Co.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, BMC, THE DEPOSITARY, THE DEALER MANAGER OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.